MPLX LP

200 East Hardin Street

Findlay, Ohio 45840

September 7, 2012

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director

  Division of Corporation Finance

Re:	MPLX LP

Amendment No. 1 to Registration Statement on Form S-1

Filed August 10, 2012

File No. 333-182500

Ladies and Gentlemen:

Set forth below are the responses of MPLX LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 27, 2012 with respect to the Partnership’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 filed with the Commission on August 10, 2012, File No. 333-182500 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes made since Amendment No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked copy of Amendment No. 2 unless otherwise indicated.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note from your response to prior comment three from our letter to you dated July 31, 2012, that you have not provided, nor have you authorized anyone to provide on your

Securities and Exchange Commission

September 7, 2012

behalf, written materials to potential investors in reliance on Section 5(d) of the Securities Act. We further note that the participating underwriters have not published or distributed research reports in reliance on Section 2(a)(3) of the Securities Act. Please confirm that you will undertake to supplementally provide us with any such materials to the extent such materials are utilized.

Response: We acknowledge the Staff’s comment and confirm that we will undertake to supplementally provide the Staff with any such materials to the extent such materials are utilized in the future.

Cash Distribution Policy and Restrictions on Distributions, page 53

Limitations on Cash Distributions, page 53

2.	We note your statement that the partnership agreement may be amended without any unitholder approval under certain circumstances. Please revise your disclosure to discuss such circumstances or provide a cross reference to the precise location in your prospectus where this discussion may be found.

Response: The Registration Statement has been revised as requested. Please see pages 54 and 55.

3.	We note that your partnership agreement defines the minimum quarterly distribution rate and it appears that the provisions in the agreement related to the minimum quarterly distribution rate, including its definition, may not be amended without the approval of holders of common units. Consequently, please revise to provide further context for your statement that you have no legal obligation to pay distributions at the minimum quarterly distribution rate or at any other rate except as provided in your partnership agreement.

Response: The Registration Statement has been revised as requested. Please see page 54.

4.	In this regard, please also revise your disclosure to discuss further your general partner’s ability (unilaterally or otherwise) to modify or revoke your cash distribution policy and the effect such ability may have on the minimum quarterly distribution rate or on the required distribution of all available cash. If the amendment requirement set forth at Section 13.3(c) would not provide holders of common units representing limited partner interests with a right to vote on such a change, please disclose this explicitly. We note your statement at page 56 that your cash distribution policy may not be modified without amending the partnership agreement, but you state at page 53 that your cash distribution policy may be changed at any time. We also note the following statement at page 76 (emphasis supplied): “Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.”

Response: The Registration Statement has been revised as requested. Please see pages 54, 55, 57 and 77.

Securities and Exchange Commission

September 7, 2012

Certain Relationships and Related Party Transactions, page 160

5.	We note from your response to prior comment 18 from our letter to you dated July 31, 2012, that your debt arrangements with MPCIF will be terminated at the closing of your offering. We also note that you received interest and other financial income in 2011 from your investment in preferred stock of PFD. Please note that Instruction 1 to Item 404 of Regulation S-K requires disclosure of transactions “for the periods specified in the Item and, in addition, for the two fiscal years preceding the registrant’s last fiscal year.” Please revise your disclosure to provide the required information in this section.

Response: The Registration Statement has been revised as requested. Please see page 171.

Appendix A—Form of First Amended and Restated Agreement of Limited Partnership of MPLX LP

6.	We note that Section 16.9 of your partnership agreement contains a choice of forum provision. Please revise your disclosure under “Our Partnership Agreement” to discuss this provision. In addition, in light of several pending lawsuits challenging the validity of choice of forum provisions in companies’ organizational documents, please disclose that although you have included a choice of forum clause in your partnership agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response: The Registration Statement has been revised as requested. Please see page 197.

Index to financial statements, page F-1

7.	Please provide financial statements complying with Rule 3-12 of Regulation S-X and corresponding disclosures throughout your registration statement. This comment also applies to pro forma financial information located throughout your filing, as applicable.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include financial statements and corresponding disclosures complying with Rule 3-12 of Regulation S-X. Please see pages F-1 through F-45.

Notes to Unaudited Pro Forma Combined Financial Data, page F-7

8.	With regard to footnote (j), please expand your disclosure to state the rate used to calculate the pro forma tax adjustments.

Response: The Registration Statement has been revised as requested. Please see page F-9.

MPLX LP Predecessor Financial Statements

Notes to Combined Financial Statements

Note 15. Commitments and Contingencies, page F-31

9.

We note the enhanced disclosure you added to this footnote disclosure in response to comment 30 in our letter dated July 31, 2012 addresses your inability to estimate a range of possible loss for matters where you have not recorded an accrued liability. If there is at least

Securities and Exchange Commission

September 7, 2012

a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50.

Response: We acknowledge the Staff’s comment. We have included the estimated range of loss in our unaudited historical interim combined financial statements and will consider including similar disclosure in future filings, as appropriate. We have identified an additional estimated range of possible loss in the amount of $0.5 million at June 30, 2012 and December 31, 2011 with respect to remediation obligations for which we have recorded accrued liabilities. Please see page F-44. We have concluded that the amount of this range is not material for purposes of our audited historical combined financial statements. As a result, we have not updated footnote 15 to our audited historical combined financial statements.

*         *         *

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

MPLX LP

By:	MPLX GP LLC,
its General Partner

By:	/s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

cc:	Timothy S. Levenberg, Securities and Exchange Commission

Sirimal R. Mukerjee, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Jennifer O’Brien, Securities and Exchange Commission

William N. Finnegan IV, Latham & Watkins LLP

Brett E. Braden, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

William J. Cooper, Andrews Kurth LLP